Mail Stop 3561

October 8, 2009

via U.S. mail and facsimile

Wenge Fang, President
China Water Group, Inc.
Suite 7A01, Baicheng Building
584 Yingbin Road
Dashi, Panyu District
Guangzhou, Guangdong
CHINA

RE: **China Water Group, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2008
       File No.: 0-26175

Dear Mr. Fang:

        We issued a comment letter to you on the above captioned filing on September 2, 2009. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by October 22, 2009 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by October 22, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Bill Kearns (202) 551-3727 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services